Exhibit 12
General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2005

(Unaudited)

Ratio of earnings to fixed charges		Ratio of earnings to combined fixed charges and preferred stock dividends
(Dollars in millions)

Net earnings	$2,077	$2,077
Provision for income taxes	445	445
Minority interest in net earnings of consolidated affiliates	120	120

Earnings before provision for income taxes and minority interest	2,642	2,642
Fixed charges:
Interest	3,457	3,457
One-third of rentals	85	85

Total fixed charges	3,542	3,542

Less interest capitalized, net of amortization	(15)	(15)

Earnings before provision for income taxes and minority interest,
plus fixed charges	$6,169	$6,169

Ratio of earnings to fixed charges	1.74

Preferred stock dividend requirements		$15
Ratio of earnings before provision for income taxes to net earnings		1.21

Preferred stock dividend factor on pre-tax basis		18
Fixed charges		3,542

Total fixed charges and preferred stock dividend requirements		$3,560

Ratio of earnings to combined fixed charges and preferred stock dividends		1.73

For purposes of computing the ratios, we believe that fixed charges include interest on all indebtedness and one-third of rentals is a reasonable approximation of the interest factor of such rentals.